Sanofi-aventis appoints Dr. Elias Zerhouni,

President, Global Research & Development

Paris, France - December 14, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) is pleased to announce the appointment of Dr. Elias Zerhouni as President, Global Research & Development, covering Medicines and Vaccines, effective January 1, 2011. Dr. Zerhouni will report directly to Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis, and join the Executive Committee and the Management Committee.

Marc Cluzel, M.D., Ph.D., will resign as Executive Vice President, R&D but will continue to work closely with Elias as a scientific expert. “I would like to sincerely thank Marc for his long term contribution. His passion for science and commitment thus far has ensured a readiness to lead the implementation of the transformation of R&D over the past few years,” said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis.

Since his appointment as Scientific Advisor to Christopher Viehbacher in February 2009, Dr. Zerhouni has been instrumental in redesigning the R&D model to foster increased innovation, the first pillar of the Group’s strategy. The effect of this transformation has already delivered results with a reinvigorated R&D that will provide innovative solutions in response to specific, unmet needs of patients. Centered on the patient, the development of scientific networks and openness to the external scientific world has strengthened the creativity and the flexibility of the company and brought a truly entrepreneurial approach to research.

“I have had the privilege of working with Elias for a long time. Through his vast experience and visionary approach, he has provided excellent advice and insight and has been central in implementing what is now one of the most promising R&D models in healthcare,” said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “I am delighted that a world renowned figure such as Elias is onboard to lead and drive our R&D organisation to ensure we make the maximum impact on health and deliver what patients need in the future.”

Dr. Elias Zerhouni commented, “As an adviser, I have come to deeply appreciate the leadership of Chris and that of the R&D leaders at sanofi-aventis over the past 18 months through a time of deep and rapid transformations needed to face the extraordinary challenges in front of us and fulfil the promises of breakthrough therapies that can help millions around the world. I have also been impressed by the spirit and dedication of all the colleagues I have worked with within the company. I am honored to be given the opportunity to join them in making sure that, here at sanofi-aventis, we discover and develop the most important therapies to alleviate the pain and suffering of patients around the world.”

Dr. Elias Zerhouni’s biography

A native of Algeria where he received his basic education and training, his academic career was spent at the renowned Johns Hopkins University and Hospital where he is currently professor of Radiology and Biomedical engineering and senior adviser for Johns Hopkins Medicine. He served as Chair of the Russell H. Morgan Department of Radiology and Radiological Sciences, Vice Dean for Research and Executive Vice Dean of the School of Medicine from 1996 to 2002 before his appointment as Director of the National Institutes of Health of the United States of America from 2002 to 2008. He has authored over 200 publications, holds eight patents and has founded or co-founded 5 start-up companies. Dr Zerhouni holds a number of prominent positions on prestigious Boards, including most recently, Senior Fellow of the Bill and Melinda Gates Foundations, the board of trustees of the Mayo Clinic and the Lasker Foundation. Among his many honors, Dr. Zerhouni earned

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membership into the Institute of Medicine of the US National Academy of Sciences in 2000 and received the prestigious Legion of Honor medal from the French National Order in 2008. He was recently appointed as Chair of Innovation at the College de France and elected to membership at the French Academy of Medicine in 2010.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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